

2001

Gentex Corporation Annual Report

Investing for Growth

Table of Contents

MISSION STATEMENT:

To be a smarter organization; a world-class manufacturer with superior products and service driven by a supportive work culture that encourages people to innovate, excel and continually improve every aspect of the business.

EXCHANGE/SYMBOL:

The Nasdaq Stock Market®/GNTX

Certain matters discussed in this annual report are "forward-looking statements," which involve certain risks and uncertainties, and are subject to change based on various market, industry and other important factors. The Company cautions investors that numerous factors (as outlined in the Company's Form 10-K filed with the Securities and Exchange Commission and other interim reports) in some cases may affect in the future the Company's actual results, and may cause those results to differ materially from those expressed in this annual report.

Introduction and Corporate Profile

The challenge facing technology companies is sustaining the innovation that put them on the map in the first place. Given the pace of technology development today, "one trick ponies" are put out to pasture all too quickly.

So how do you innovate over and over again? How do you create an environment that consistently gives rise to *technological breakthroughs? How do you repeatedly bring new paradigm-shifting technologies to market?*

Gentex's strategy is simple – foster a creative corporate culture, leverage core competencies, accept risk, insist on quality, stay restless, invest heavily in R&D, elude commoditization, and invest for the long haul.

But obviously that's easier said than done, so on the pages that follow, we'll share some specifics. We'll provide a glimpse into the technology we're leveraging, and look at the new product-development areas in which we're *Investing for Growth.*

Fast Facts

Gentex develops advanced electro-optical products – electronic devices combining photoelectric sensors and related circuitry. We're the leading supplier of electrochromic, automatic-dimming mirrors for the worldwide automotive industry, and develop advanced smoke detectors and signaling devices for the commercial fire-protection market.

2001 Revenues
$310 million

No. of Employees
1,727

Divisions
1. Automotive Products (93% of revenues)
2. Fire Protection Products (7% of revenues)
3. Lighting (in development)

Main Products
1. Night Vision Safety™ (NVS®) automatic-dimming interior and exterior mirrors and related electronic features and displays
2. Advanced headlamp-control products
3. Smoke detectors, fire alarms and signaling devices
4. Light-emitting diodes (LEDs) – in development

Locations
Four facilities in Zeeland, Michigan; automotive sales and/or engineering offices in Detroit, Germany, France, the United Kingdom and Japan; and four regional sales offices for the Fire Protection Products Group



6-Year Financial Summary

For the years ended December 31,	1996	1997
Net Sales	$148,708	$186,328
Operating Income	31,840	47,482
Net Income	23,963	35,230
Earnings Per Share – Diluted	$ 0.34	$ 0.49
Return on Average Equity	21.5 %	23.4 %
Weighted Average Shares Outstanding – Diluted	71,025	71,962
Number of Shareholders[1]	21,458	15,800
Total Assets	140,378	189,783
Working Capital	61,335	61,328
Current Ratio	6:1	5:1
Cash, and Short- and Long-Term Investments	82,479	111,422
Plant and Equipment – Net	31,575	42,239
Long-Term Debt, including current maturities	0	0
Shareholders' Investment	127,804	173,205
Return on Average Assets	19.2 %	21.3 %
Capital Expenditures	16,424	16,383
Depreciation and Amortization	3,919	6,418
Market Performance: High	13.38	14.13
Low	5.25	8.13
Number of Employees	1,018	1,334

[1]Includes registered and estimated "street name" shareholders.

In thousands, except current ratio, per share data, return on average equity, return on average assets, market performance data, and number of employees and shareholders.
All per share data have been adjusted to reflect the two-for-one stock splits effected in the form of 100 percent common stock dividends issued in June 1996 and June 1998.
A 15-year summary of financial data is on pages 39 and 40.

Net Sales (in millions)



$400
300
200
100
0
1996
1997
1998
1999
2000
2001

Net Income (in millions)



$80
60
40
20
0
1996
1997
1998
1999
2000
2001

Earnings Per Share



$1.00
.75
.50
.25
0
1996
1997
1998
1999
2000
2001

1998	1999	2000	2001	Change 2001 vs. 2000
$222,292	$262,155	$297,421	**$310,305**	**4%**
67,343	85,522	90,411	**82,059**	**-9%**
50,307	64,864	70,544	**65,217**	**-8%**
$ 0.68	$ 0.86	$ 0.93	**$ 0.86**	**-8%**
24.5 %	23.4 %	19.6 %	**14.8 %**	
73,617	74,996	75,518	**75,872**	**0%**
19,669	28,186	37,293	**34,191**	**-8%**
254,890	337,673	428,129	**506,823**	**18%**
100,510	121,745	170,865	**238,873**	**40%**
8:1	8:1	10:1	**12:1**	
152,807	220,551	291,459	**338,415**	**16%**
59,360	71,338	81,920	**110,862**	**35%**
0	0	0	**0**	
237,008	317,051	402,104	**479,001**	**19%**
22.6 %	21.9 %	18.4 %	**14.0 %**	
24,596	21,968	21,617	**45,298**	**110%**
7,523	9,657	11,334	**15,193**	**34%**
22.00	34.88	39.87	**34.23**	
10.75	16.00	16.19	**18.44**	
1,400	1,421	1,599	**1,727**	**8%**

Letter to Shareholders









2001 was the "year of the mid-sized vehicle," as Gentex began shipping mirrors for a number of models, including the Nissan Altima, Toyota Camry, Mercury Sable, and Ford Taurus.

March 6, 2002
To Our Shareholders:

2001 was another very exciting year for Gentex. That's been the case for this Company for the past 15 years, but some things were different in 2001 that made the year a bit more challenging than those in the past. While we will discuss those challenges in this letter, we believe we should first tell you that never before in this company's history have we been more enthusiastic or encouraged by the prospects for our future. We have so many "irons in the fire", so to speak, that this company could change dramatically – even if only one or two of them come to fruition (and our batting average historically has been better than that!).

One of the major challenges we all faced in 2001 was the devastating attack on freedom that occurred September 11. It's something that none of us will ever forget, and we extend our deepest sympathies to all those who lost friends and loved ones in those horrific events. We believe that the American spirit has never been stronger, as we, with all other Americans, united and rose to the challenge.

As most of us know, the U.S. auto industry is the throttle of the U.S. economy. If cars, trucks and vans aren't selling, automakers decrease production, with a domino effect resulting in the loss of jobs at their plants, trickling down to losses of production and jobs at supplier plants, and on and on. Patriotism was never higher as automakers in the U.S. sought to push that throttle into high gear as they offered significant incentives to consumers to ensure that auto sales continued and the economy survived. And, as has been widely reported, the plan worked. North American auto sales in calendar 2001 finished above 17 million units for the second year in a row.

The higher sales, however, largely came out of automaker inventories and they did not increase production. In fact, light vehicle production declined about ten percent from the year earlier, and made it difficult for us to post the level of gains in unit shipments we had hoped for at the beginning of the year (our units increased about six percent in 2001 compared to 2000). In addition, a significant new European vehicle program was delayed by about six months due to a challenge facing another supplier on that program. That program is now in production and ramping up.

We continue to invest a significant portion of our net sales in research and development for new products, which we believe is critical to the future growth of Gentex. We also have been investing in the development of the infrastructure of our offshore sales and engineering offices to ensure that we are prepared to meet the growing demand for our products in Europe and the Asia/Pacific region.

As we look to the future, there are five potential growth drivers for our business – areas we continue to invest in – including our core automatic-dimming rearview mirror business; the SmartBeam™ intelligent high-beam headlamp control system; telematics/microphones; light-emitting diodes (LEDs); and smart windows. We'll discuss each one of these areas in the following paragraphs.

Mirrors in high volume ...

During 2001, we achieved a noteworthy breakthrough in the Company's core business: we began to significantly penetrate the mid-sized segment of the passenger car vehicle market. Among the new models we began shipping automatic-dimming mirrors for include the Toyota Camry; the Ford Taurus and Mercury Sable; Nissan Altima and Maxima; and Volkswagen Passat, Jetta, Golf GTI and Beetle. Not one, but nine new mid-sized models in one year (and some would even argue a few of them are compact vehicles)! The mid-sized segment represents the greatest percentage of the North American passenger car market, and we are in our first of a number of years of growth.

In 2001, Gentex automatic-dimming mirrors were available on over 200 different vehicle models; however, the market has tremendous room for growth, as only about 11% of the light vehicles produced worldwide currently offer this feature.

In addition, at the end of 2001, we began shipping for the Opel Zafira, one of five new Opel models that are primarily sold in Europe. In the first quarter of 2002, we began shipping for the other four Opel models – the Astra, Omega, Corsa and Vectra. This Opel business initially represents approximately 400,000 potential units annually – one of the largest interior mirror programs in the Company's history.

We also began making shipments in mid 2001 for the Chrysler Sebring convertible, the Toyota Sienna minivan (the first transplant minivan to feature an auto-dimming mirror) and the Toyota Landcruiser. So, we had a significant amount of new business in calendar 2001, and we have high expectations for major new business in calendar 2002 and beyond.

Features, features, features . . .

An important point to note is that a number of these new mid-sized models offer advanced-feature mirrors (i.e. a compass and/or temperature display, telematics, etc.), which typically carry a higher selling price and margin than our base-feature products. Advanced-feature mirrors also are becoming popular overseas, such as the compass mirrors on the Audi A4 and A6 sedans, and the Audi allroad Quatro SUV. Another feature, HomeLink®, is expected to be a significant contributor beginning in the second half of 2002, as we start shipping in volume for several Japanese and Korean models. HomeLink is the universal transceiver developed by Johnson Controls, Inc. that can be mounted in a mirror and operates garage doors, estate gates, home lighting, etc.


NW

Gentex recently launched its next-generation HomeLink® mirror. With the touch of a button, your mirror can open your garage door, operate your estate gate, turn on your home lighting, and much more.

Advanced-feature mirrors accounted for over 40 percent of our inside mirror shipments in calendar 2001, and we expect that upward trend to continue – a significant factor for the Company going forward.

Another interesting change that's taking place is that we now are offering exterior mirrors with added features such as those that feature a light-emitting diode (LED) turn signal in the mirror. We started selling those mirrors in calendar 2001 as an after-market item for some Toyota models, and will be selling them in volume for original equipment installation on some light trucks and sport/utility vehicles in North America during 2002.

We recently commissioned J.D. Power and Associates to conduct research on consumer preferences for the location of displays in their vehicles. Not surprisingly, a high percentage of respondents believe that the interior mirror is the best location in which to display certain information. We think that the results of this research bode well for Gentex, since the instrument panel cluster has become so crowded that automakers are looking for other areas within the vehicle in which to display information.



LEDs are combined into exterior mirrors to form the world's first automatic-dimming mirrors with turn-signal indicators.

The J.D. Power research also is helpful for us as we work to sell more telematics – wireless communication – mirrors to customers. Our first telematics business was the General Motors OnStar® mirror two years ago, and we started shipping for our second customer, Lincoln, for the Town Car in calendar 2001. DaimlerChrysler is our most recent customer, and we'll start shipping a product for Chrysler's "U-Connect" system in late 2002, complete with the new Gentex-developed automotive microphone. Going forward we believe that telematics products are going to offer a range of services, and that our mirrors will be an integral part of those systems.

Sensors, sensors and more sensors . . .

During 2001 we introduced a product we believe to be truly revolutionary: the SmartBeam™ intelligent high-beam headlamp control system. SmartBeam uses a miniature mirror-borne CMOS (complementary metal oxide semi-conductor) image sensor (camera on an electronic chip) to monitor surrounding traffic conditions and automate high-beam usage, making nighttime driving safer by maximizing forward lighting.

We currently have commitments from three automotive manufacturers (including Lincoln) to apply the SmartBeam system in volume, and there is significant interest from other automakers as well. While we're not scheduled to begin production until the mid-2004 or 2005 model year, we currently have about 30 technical staff dedicated to the final development.and implementation of this product, and we believe that it could be another "home-run" for Gentex in the years to come.

Also during calendar year 2001, Gentex announced the next generation of light sensing: ALS (Active Light Sensing) technology. ALS is a first-of-its-kind, digital, high-performance, intelligent light sensor for use in automatic-dimming mirrors and other applications. This new technology consists of a tiny CMOS chip containing two near-microscopic photo diodes (silicon photocells) and all the necessary electronic circuitry to communicate light levels directly to a microprocessor. Because the CMOS device is similar to a computer chip, it's inexpensive, durable and easy to manufacture. Long-term, because of these and other advantages, we expect that ALS will eventually replace the cadmium sulfide cells we are currently using.



Gentex's new Orca white-light LEDs have already been integrated into rearview mirrors as map lamps.

Let there be light . . .

Our unique light-emitting diode (LED) technology continues to progress as improvements in light output and efficiency are made. Over the course of the past year, we have built new clean room facilities to house micro-electronics assembly equipment that is capable of producing prototype quantities of LEDs (and also are the same facilities where we'll make our SmartBeam sensors). Pilot production samples of our LEDs are being made available to key customers and partners for investigation and potential design into new automotive and non-automotive applications. We also have designed our Orca™ LED power package into a new lighted automatic-dimming rearview mirror, which is scheduled to begin shipping this summer to customers for the 2003 model year.

We continue to have discussions with key LED chip sources and potential alliances partners. At this time, we believe that there is a chance for some small revenues from potential licensees sometime during calendar 2002.

We currently have commitments from three automotive manufacturers to apply the SmartBeam system in volume, and there is significant interest from other automakers as well.

. . . Or no light . . .

Gentex continues to pursue the development of smart electrochromic windows for architectural or automotive applications that would clear or darken – either on demand or upon exposure to sunlight – helping to reduce the heating and cooling loads on buildings and automobiles. While our research and development efforts have yielded smart glass that would function effectively for more than 15 years, we are still working on engineering and intellectual property issues that need to be addressed prior to bringing our first products to market.

The bottom line . . .

For calendar year 2001, Gentex reported net income of $65.2 million, or 86 cents per share, on a four percent increase in revenues to $310.3 million. The Company reported net income of $70.5 million, or 93 cents per share, on revenues of $297.4 million in 2000.

Mirror unit shipments in North America only declined by two percent during calendar 2001, compared with a ten percent decline in North American light vehicle production during that period. The Company's international mirror unit shipments are an increasing part of total shipments, as it has been growing at a faster rate than the North American segment. International unit shipments increased by 21 percent for calendar 2001 compared with 2000.

Fire Protection revenues decreased by three percent in 2001 compared with 2000. Revenues were impacted by the terrorist events of September 11, 2001, which severely impacted the hotel/motel construction industry.

We currently are paying a short-term financial penalty for our continued significant investment in research and development – about seven percent of net sales in 2001. While we are pleased that we were able to post a positive year-over-year sales comparison in a tough automotive environment, we plan to work very diligently to bring more income to the bottom line in calendar year 2002 – without sacrificing any of the critical investments in technology for the future.

In addition, our balance sheet has never been stronger, and the cash we have is not "burning a hole in our pockets." We continue to look for opportunities that make sense for either acquisition or strategic partner candidates. As many of you who have followed Gentex for a number of years will agree, we are a company that doesn't do things just because we can. We do them when we can add value and develop a proprietary position in a market. Those are the types of relationships and opportunities we'll continue to seek out.

We look to the future with great hope, and this letter would not be complete without introducing the newest member of our management team: Senior Vice President Garth Deur. Garth has been with Gentex about 1½ years, and comes to us with significant automotive marketing and financial experience. He has surpassed our expectations as a leader and manager, and we're very pleased to have him on board as we work to ensure the continued growth of our dynamic company.



Garth Deur,
Senior Vice President

As always, we appreciate your continued support of our efforts.

Sincerely,

Fred T. Bauer
Chairman of the Board and CEO

Kenneth L. La Grand
Executive Vice President

SmartBeam™ is a registered trademark of Gentex Corporation; OnStar® is a registered trademark of General Motors; HomeLink® is a registered trademark of Johnson Controls, Inc.

Core Technology: Electrochromics



Gentex scientists continue to advance the science of electrochromics with new gels and coatings that offer distinct advantages over competitive dimming methods.

Gentex is best known for having harnessed electrochromics – the science of darkening materials with electricity. Our rearview mirrors combine sophisticated light sensors, proprietary chemicals and electronic circuitry to automatically detect and eliminate dangerous rearview mirror glare.

Gentex introduced its first automatic-dimming mirrors in the early 1980s as options on high-end luxury vehicles. Today, however, our mirrors are either standard equipment or in option packages on vehicles in every market segment, from luxury cars and SUVs to compact vehicles. 2001 alone saw Gentex mirrors proliferate the mid-sized, mid-priced segment, debuting on the Nissan Altima, Toyota Camry, Ford Taurus, Mercury Sable, and the Volkswagen Jetta, Passat, Golf GTI and Beetle.

New Coatings

Gentex's core electrochromic technology remains the industry standard, but that hasn't stopped us from aggressively pursuing improved chemical components. Gentex recently introduced a next-generation mirror coating that increases mirror-dimming speed while yielding a clearer, crisper image. We anticipate that this coating will eventually be utilized across our entire interior mirror product line.

New Advanced Electronic Features

To ensure that auto-dimming mirrors play an increasingly integral role in the vehicle, Gentex's goal is to turn the rearview mirror into a strategic electronic module – the preferred location for advanced electronic features, displays and driver communication interfaces.

Integrating features into the mirror allows automotive manufacturers to reduce costs and overall vehicle complexity while offering new technologies across different vehicle platforms in a safe, flexible, high-performance location that's easy to service and update.

Gentex advanced-feature automatic-dimming mirrors can include one or more of the following features:

- Compass and temperature displays
- TRIP functions (distance to empty, fuel economy, trip time, etc.)
- Remote keyless entry receivers
- HomeLink® Universal Transceivers (operates garage doors, estate gates, home lighting, etc.)
- Headlamp control sensors
- Cell phones and microphones
- Telematics and GPS components and user interfaces
- Light-emitting diode (LED) map lamps and console illuminators
- Tire-pressure monitoring displays
- Passenger airbag status indicators

By continually reinventing the rearview mirror, Gentex offers customers exciting new products that provide enhanced value, while at the same time improving the cost-effectiveness of base products in order to increase utilization on low-priced vehicles.

Smart Glass

Gentex continues to pursue "smart" glass (electrochromic windows), which would help reduce the heating and cooling loads on buildings and automobiles by dimming on demand or upon exposure to sunlight.

Gentex R&D efforts have yielded smart glass chemistry that would function effectively for more than 15 years; however, there are engineering and intellectual property issues that need to be addressed prior to bringing our first products to market.

That said, most of the chemical advances made in our smart glass technology have been applied – or soon will be applied – to our automotive electrochromic solutions. Our ongoing smart glass research has helped to assure that we have the most advanced auto-dimming mirror chemistry available.



Gentex is first and foremost a vertically integrated electronics company. We design and manufacture our own circuit board assemblies, which control the function of our automatic-dimming mirrors.

Over 40% of the mirrors Gentex sells come with some sort of advanced electronic feature, from compass and temperature displays to telematics controls.

Telematics and Microphones


SOS

Gentex manufactures telematics mirrors for General Motors' OnStar® system (top), Ford's telematics solution (bottom) and DaimlerChrysler's U-Connect (opposite page).

The automotive industry has collided head on with the information age, and everyone is trying to answer one simple yet complex question: how do you best connect the vehicle to the burgeoning digital world?

It's called telematics, loosely defined as "wireless voice and data communications into and out of the vehicle." Telematics encompasses anything from hands-free cell phones to navigation devices and in-vehicle Internet use. Telematics typically uses wireless voice and/or data connections to deliver communication, safety, navigation and information services to vehicles.

Gentex views telematics as a major growth driver for the organization – an area ripe for innovation – for good reason. One of Gentex's core competencies is electronics, and we already have a means to deliver wireless services to drivers: the advanced-feature rearview mirror.

Telematics Mirrors

Gentex automatic-dimming rearview mirrors are already the preferred location for telematics driver communication interfaces (the buttons and indicators that control the systems). About 70 percent of the interfaces for General Motor's OnStar® navigation and information service are in a rearview mirror. In addition, the controls for Ford's telematics solution and DaimlerChrysler's U-Connect system are housed in a Gentex mirror.

As telematics evolves, more and more system components could wind up in the mirror, including antennas and receivers, system controllers, cell phones, etc. Indeed, the rearview mirror just may become the vehicle's portal to the digital world.

Gentex views telematics as a major growth driver for the organization – an area ripe for innovation.

Microphones

Gentex's ongoing telematics development efforts recently uncovered a significant industry need – a microphone developed specifically for the automotive environment.

While hands-free cell-phone microphones have been integrated into vehicles for some time, none have been designed for voice-recognition technology or maximum performance within the tough automotive environment.

So about two years ago, Gentex hired a complete microphone development team with nearly 80 years of combined experience, and set out to develop from scratch a high-performance microphone dedicated for use inside the vehicle.

In order to accurately transmit the human voice, in-vehicle microphones have to account for road vibration, air movement, blower noise, electromagnetic noise generated by the vehicles own electrical currents, and additional sounds coming from the radio and other vehicle occupants. Automotive microphones also have to withstand moisture and extreme temperatures ranging from -40° to 185° Fahrenheit.

Gentex's new microphone technology is water resistant, featuring a sealed microphone cavity and special protective grill, or mesh screen, that sheds water away from the microphone element.

To prevent air-movement-induced disturbances, a proprietary air deflector redirects air movement away from the microphone, and electromagnetic noise caused by the vehicle's electrical currents is eliminated via a custom noise-cancellation method.

Gentex's new microphone technology also exceeds automotive temperature-range specifications, and is protected against RF (radio frequency) signals generated by cell phones and other electronic devices.



Gentex's microphone is integrated into an automatic-dimming rearview mirror. This lets us fine-tune the microphone's acoustical properties for optimum performance because the rearview mirror is in the driver's natural "line-of-speech," and it's located in approximately the same position in every vehicle. It also allows us to automate the assembly process, which further assures a quality product and yields predictable, consistent microphone performance characteristics.

Two automotive manufacturers have already adopted the Gentex microphone technology and are currently working to integrate it into their vehicles. DaimlerChrysler was the first to announce that it will use a Gentex microphone as part of the Chrysler Group's recently announced U-Connect – its hands-free, voice-recognition communications system – which Chrysler plans to factory-install on various vehicles beginning in early calendar 2003.

As the digital age proliferates throughout the automotive industry, Gentex is ready to help manufacturers integrate new telematics features into the vehicle while delivering superior voice communication for hands-free cell phones and voice-recognition systems.

Vision and Lighting Systems



ABOVE: Gentex's Active Light Sensors and SmartBeam cameras are actually semiconductor chips, which are manufactured on silicon wafers, and utilize the same methods used to make computer chips. Gentex recently initiated prototype production on its microelectronics line where these chips are designed, tested and packaged.

BELOW: Gentex Active Light Sensors are being integrated into new automatic-dimming mirror designs. Already, the Company is shipping ALS-equipped mirrors for Volkswagen and Opel.

Driving is primarily a visual task, so it's no wonder that so many companies for so long have sought to use vision systems to automate various aspects of driving. The trick has always been to get technology to cooperate.

But over the past five years, something revolutionary has quietly been taking place with camera systems. Microprocessors, or the tiny computers that run everything from dishwashers to cars to computers, have merged with vision systems. The result is a new type of miniature camera – an image-capture device combined with the computing power to make intelligent decisions.

Gentex's ongoing vision-system research has already led to the development of several new core technologies that will fuel our future growth.

Active Light Sensing

Gentex recently announced the next generation of light sensing: ALS [Active Light Sensing] technology. ALS is a first-of-its-kind, digital, high-performance, intelligent light sensor for use in automatic-dimming mirrors and other applications.

Automatic-dimming rearview mirrors require two lights sensors. One sensor looks ahead of the vehicle and monitors ambient light conditions; another looks behind the vehicle to detect the glare coming from rearward-approaching vehicles. Gentex currently primarily uses cadmium sulfide photocells, which are actually photo resistors – that is, their resistance to electricity changes according to the amount of light detected.

Gentex ALS technology consists of a tiny CMOS [complementary metal oxide semiconductor] chip containing two near-microscopic photo diodes [silicon photocells]. In addition, each chip includes all the necessary electronic circuitry to communicate light levels directly to a microprocessor.

Because the CMOS device is similar to a computer chip, it's inexpensive, durable and easy to manufacture. And, because it's a digital device, it doesn't require external circuitry, such as a signal amplifier or analog-to-digital converter, allowing Gentex to reduce the complexity of its circuit boards. The technology also has ten times the dynamic range over traditional photocells, allowing Gentex to detect extremely low light levels and extremely high light levels with the same component. This is critical in order to use the technology in other applications.

Advanced Headlamp Control

One such new technology is headlamp control. Gentex's new ALS technology has led to the development of a new system for automatically turning vehicle headlamps on and off at dusk and dawn.

But what's really unique, is that the new ALS technology also allows the headlamp control system to adapt to other ambient lighting conditions. Gentex has integrated a third ALS sensor into its mirrors that monitors the sky. When the vehicle enters a tunnel, parking garage or similar structure, system intelligence immediately turns on the vehicle's headlamps. The system ignores temporary conditions such as overpasses and shorter tunnels, activating the headlamps only when necessary.





In Gentex's new microelectronics lab, SmartBeam chips are cut from silicon wafers. Each wafer contains thousands of intelligent chips.

For years, people have talked about how cameras will one day control various vehicle functions. Now Gentex has made the theory a reality.



ABOVE: Gentex's new microelectronics lab consists of equipment for designing, testing, cleaning and cutting the silicon wafers and related components used to manufacture the Company's SmartBeam cameras and LEDs.

RIGHT: By integrating SmartBeam into a Gentex automatic-dimming rearview mirror, the system's camera is protected by the windshield, has a clear view of the road, and shares common electronics with the mirror.



SmartBeam™

In March of 2001, Gentex introduced what is perhaps its most significant new electronic technology to date – SmartBeam, an intelligent high-beam headlamp control system. SmartBeam uses a miniature mirror-borne CMOS image sensor (camera on an electronic chip) to monitor surrounding traffic conditions and automate high-beam usage, making nighttime driving safer by maximizing forward lighting.

During nighttime driving, SmartBeam automatically turns on your high beams if it's dark enough and no other traffic is present. When it detects an approaching vehicle's headlights or a preceding vehicle's taillamps, the system turns off your high beams before it distracts other drivers. The system also detects and effectively ignores ambient light coming from streetlights, sign reflections, buildings and other sources.

Gentex will be a leader in using a vision system to control vehicle functions on production-volume vehicles. The Company's next-generation light sensors and intelligent high-beam control systems are ushering in the age of automotive vision systems.





ABOVE: Low beams point downward on the road, and even at moderate speeds, you may be traveling too fast to react to a potential road hazard. High beams point outward down the road, allowing you to identify objects at a greater distance.

BELOW: SmartBeam uses a tiny camera to maximize the vehicle's forward lighting, making nighttime driving safer.



The SmartBeam sensor acts as the human eye, determining the color, intensity, position and movement of various light sources. The system's computer acts as the human brain, making decisions about the appropriate use of your high-beam headlamps. The result is an intelligent high-beam headlamp control system that produces the optimal use of the vehicle's headlamp system.

SmartBeam is about safety. Research by the University of Michigan's Transportation Research Institute indicates that drivers use their high beams less than 25 percent of the time in which conditions justify their use. The use of high beams increases your ability to react to potential road hazards, making nighttime driving safer.

SmartBeam is ushering the vision-system age into the automobile, while positioning Gentex at the forefront of automotive innovation.



The new Orca power package allows Gentex to increase the output of any color LED. They are being assembled on the Company's new microelectronics line.



Light-Emitting Diodes

In late 1999, Gentex announced a revolutionary technology called binary, complementary synthetic-white light. In short, it's an efficient, cost-effective way to use light-emitting diodes, or LEDs, to create white light suitable for illumination.

LEDs are semiconductor chips that emit light when a voltage is applied. But because they're always colored, they're typically used in displays, signaling devices and those applications designed for direct viewing.

By proportionally mixing the light from blue-green and amber LEDs, Gentex developed a way to generate white light. Now LEDs can be used not only as signaling devices but also as illuminators.

LEDs are far superior to traditional incandescent lights, especially for automotive applications, or any in which a small, durable light source is needed. LEDs are compact, remain cool, have a low current draw, last up to 15 years and are extremely durable.

Orca™

In theory, an LED's brightness is limited only by the amount of power delivered to it. The more power, the more light; but ordinary LED packages, or housings, simply don't suffice. So Gentex engineered an entirely new LED package called Orca. An Orca power package may increase the light output of any color LED tenfold, allowing fewer LEDs to be used to meet the lighting needs for any given application.

Thanks to Orca, Gentex's original white-light LED illuminator, which consisted of a pod of four blue-green and two amber LEDs, has been reduced to a single LED package. Complete Orca assemblies will be built in prototype quantities in a new, state-of-the-art microelectronics line.

Orca white-light LEDs have already been integrated into new automatic-dimming mirror designs as map lamps. These second-generation map-lamp assemblies decrease overall mirror complexity and footprint size while increasing light output. We plan to begin shipping these new lighted mirrors this year for 2003 model year vehicles.

Financials

Information Regarding Common Stock

The Company's common stock trades on The Nasdaq Stock Market®. As of March 1, 2002, there were 2,390 recordholders of the Company's common stock. Ranges of high and low sale prices of the Company's common stock reported through The Nasdaq Stock Market for the past two fiscal years appear in the following table.

YEAR	QUARTER	HIGH	LOW
2000	First	39.87	24.75
	Second	37.69	24.37
	Third	30.06	20.50
	Fourth	27.25	16.19
2001	**First**	**27.94**	**18.44**
	Second	**31.84**	**21.56**
	Third	**34.23**	**20.00**
	Fourth	**28.18**	**21.75**

The Company has never paid any cash dividends on its common stock, and management does not anticipate paying any cash dividends in the foreseeable future.

Quarterly Results of Operations (in thousands except per share data)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2001	2000	**2001**	2000	**2001**	2000	**2001**	2000
Net Sales	**$79,397**	$73,877	**$77,075**	$76,756	**$74,116**	$71,934	**$79,717**	$74,854
Gross Profit	**31,726**	32,507	**30,364**	32,120	**28,430**	28,550	**31,484**	31,776
Operating Income	**21,901**	24,494	**20,258**	23,363	**18,654**	19,985	**21,246**	22,570
Net Income	**17,253**	18,550	**16,196**	18,360	**14,928**	15,854	**16,839**	17,780
Earnings Per Share*	**$ .23**	$ .25	**$ .21**	$ .24	**$ .20**	$ .21	**$ .22**	$ .24

*Diluted

Management's Discussion and Analysis of Results of Operations and Financial Condition

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated certain items from the Company's Consolidated Statements of Income expressed as a percentage of net sales and the percentage change in the dollar amount of each such item from that in the indicated previous year.

	Percentage of Net Sales			Percentage Change	
Year Ended December 31	**2001**	2000	1999	**2001-2000**	2000-1999
Net Sales	**100.0 %**	100.0 %	100.0 %	**4.3 %**	13.5 %
Cost of Goods Sold	**60.7**	58.0	56.8	**9.2**	15.9
Gross Profit	**39.3**	42.0	43.2	**(2.4)**	10.2
Operating Expenses:					
Research and Development	**6.7**	5.7	5.2	**22.4**	22.9
Selling, General and Administrative	**6.2**	5.9	5.4	**9.2**	25.5
Total Operating Expenses	**12.9**	11.6	10.6	**15.6**	24.2
Operating Income	**26.4**	30.4	32.6	**(9.2)**	5.7
Other Income	**4.7**	4.7	4.1	**3.2**	32.0
Income Before Provision for Income Taxes	**31.1**	35.1	36.7	**(7.6)**	8.6
Provision for Income Taxes	**10.1**	11.4	12.0	**(7.6)**	8.4
Net Income	**21.0 %**	23.7 %	24.7 %	**(7.6)%**	8.8 %

RESULTS OF OPERATIONS: 2000 to 2001

Net Sales. Automotive net sales increased by 5% and mirror shipments increased by 6%, from 6,757,000 to 7,180,000 units, primarily reflecting increased penetration on foreign 2001 and 2002 model year vehicles for interior electrochromic NVS® Mirrors. North American unit shipments decreased by 2%, primarily due to the 10% decline in light vehicle industry production levels, while overseas unit shipments increased by 21% during 2001. Net sales of the Company's fire protection products decreased 3%, primarily due to the construction industry slowdown after the September 11, 2001, terrorist attacks.

Cost of Goods Sold. As a percentage of net sales, cost of good sold increased from 58% to 61%, primarily reflecting automotive customer price reductions, product mix, and the temporary excess plant capacity primarily associated with the Company's third automotive mirror manufacturing facility expansion in 2000, partially offset by engineering and purchasing cost reductions.

Operating Expenses. Research and development expenses increased approximately $3,784,000, and increased from 6% to 7% of net sales, primarily due to additional staffing for new electronic product development, including telematics and SmartBeam™. Selling, general and administrative expenses increased approximately $1,618,000, but remained unchanged at 6% of net sales, primarily reflecting the expansion of the Company's overseas sales offices to support the Company's current and future overseas sales growth.

Other Income – Net. Investment income decreased $75,000 in 2001, primarily due to significantly lower interest rates, mostly offset by higher investable balances. Other income increased $521,000 in 2001, primarily due to realized equity gains in 2001 compared to realized equity losses in 2000.

Taxes. The provision for federal income taxes varied from the statutory rate in 2001 primarily due to Foreign Sales Corporation exempted taxable income from increased foreign sales, and tax-exempt interest income.

Net Income. Net income decreased by 8%, primarily reflecting the reduced gross margin and increased research and development expenses in 2001.

RESULTS OF OPERATIONS: 2000 to 1999

Net Sales. Automotive net sales increased by 14% and mirror shipments increased by 13%, from 5,960,000 to 6,757,000 units, primarily reflecting increased penetration on foreign 2000 and 2001 model year vehicles for interior and exterior electrochromic NVS® Mirrors. North American unit shipments increased by 3%, while overseas unit shipments increased by 39% during 2000. Net sales of the Company's fire protection products increased 2%.

Cost of Goods Sold. As a percentage of net sales, cost of goods sold increased from 57% to 58%, primarily reflecting automotive customer price reductions and the opening of a third automotive manufacturing facility in 2000, partially offset by engineering and purchasing cost reductions, improved exterior mirror element glass yields, and increased sales volume spread over fixed overhead expenses.

Operating Expenses. Research and development expenses increased approximately $3,145,000, and increased from 5% to 6% of net sales, primarily due to additional staffing for new electronic and telematics product development. Selling, general and administrative expenses increased approximately $3,584,000, and increased from 5% to 6% of net sales, primarily reflecting additional staffing in Europe and Japan, including the opening of a new sales and engineering office in France, to support the Company's current and future overseas sales growth.

Other Income – Net. Investment income increased $4,899,000 in 2000, primarily due to higher investable fund balances and higher interest rates, and other income decreased $1,480,000 in 2000, primarily due to realized equity losses in 2000 compared to realized equity gains in 1999.

Taxes. The provision for federal income taxes varied from the statutory rate in 2000 primarily due to Foreign Sales Corporation exempted taxable income from increased foreign sales, and tax-exempt interest income.

Net Income. Net income increased by 9%, primarily reflecting the increased sales level and investment income, partially offset by reduced gross and operating margins in 2000.

LIQUIDITY AND CAPITAL RESOURCES

The Company's financial condition throughout the periods presented has remained very strong.

The Company's current ratio increased from 9.7 in 2000, to 12.4 in 2001, primarily as a result of the increase in cash and short-term investments generated from operations and maturities of long-term investments. Despite higher sales, accounts receivable decreased due to the timing of payments by the Company's largest customer.

Management considers the Company's working capital of approximately $238,873,000 and long-term investments of approximately $132,771,000 at December 31, 2001, together with internally generated cash flow and an unsecured $5,000,000 line of credit from a bank, to be sufficient to cover anticipated cash needs for the foreseeable future.

INFLATION, CHANGING PRICES AND OTHER

In addition to price reductions over the life of its long-term agreements, the Company continues to experience pricing pressures from its automotive customers, which have affected, and which will continue to affect, its margins to the extent that the Company is unable to offset the price reductions with productivity and yield improvements, engineering and purchasing cost reductions, and increases in sales volume. In addition, the Company continues to experience some pressure for raw material cost increases.

INFLATION, CHANGING PRICES AND OTHER, continued

The Company currently supplies NVS® Mirrors to DaimlerChrysler AG (North America) and General Motors Corporation under long-term agreements. The long-term supply agreement with DaimlerChrysler AG runs through the 2003 Model Year, and the GM contract runs through the 2004 Model Year for inside mirrors.

North American automakers have been experiencing increased volatility and uncertainty in executing planned new programs, which have in some cases resulted in cancellations or delays of new vehicle platforms, package reconfigurations and inaccurate volume forecasts. This increased volatility and uncertainty has made it more difficult for the Company to forecast future sales and effectively utilize capital, R&D, and human resource investments.

MARKET RISK DISCLOSURE

The Company is subject to market risk exposures of varying correlations and volatilities, including foreign exchange rate risk, interest rate risk and equity price risk.

The Company has some assets, liabilities and operations outside the United States, which currently are not significant. Because the Company sells its automotive mirrors throughout the world, it could be significantly affected by weak economic conditions in foreign markets that could reduce demand for its products.

Virtually all non-U.S. sales are invoiced and paid in U.S. dollars; during 2001, approximately 1% of the Company's net sales were invoiced and paid in European euros. The Company currently expects that approximately 5% of the Company's net sales in 2002 will be invoiced and paid in European euros. The Company does not engage in hedging activities.

The Company manages interest rate risk and default risk in its fixed-income investment portfolio by investing in shorter-term maturities and investment grade issues. The Company's fixed-income investments' maturities at carrying value (000,000), which closely approximates fair value, and average interest rates are as follows:

						Total Balance as of December 31,	
	2002	2003	2004	2005	2006/07	2001	2000
U.S. Treasuries							
Amount	$49.3	$22.9	—	—	—	$72.2	$81.1
Average Interest Rate	6 %	6 %				6 %	6 %
Municipal							
Amount	$ 9.4	$ 5.6	$3.7	$ 7.8	$0.5	$27.0	$21.1
Average Interest Rate*	3 %	3 %	4 %	3 %	4 %	3 %	4 %
Other							
Amount	$ 7.2	$14.4	$2.4	$10.1	$0.3	$34.4	$27.2
Average Interest Rate	6 %	6 %	7 %	6 %	7 %	6 %	7 %

*After-tax

Most of the Company's equity investments are managed by a number of outside equity fund managers who invest primarily in large capitalization companies trading on the U.S. stock markets.

Consolidated Balance Sheets as of December 31, 2001 and 2000

	2001	2000
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 139,784,721**	$110,195,583
Short-term investments	**65,859,016**	28,246,967
Accounts receivable, less allowances of $375,000 and $350,000 in 2001 and 2000	**31,994,939**	35,614,669
Inventories	**14,405,350**	12,087,513
Prepaid expenses and other	**7,814,468**	4,411,118
Total current assets	**259,858,494**	190,555,850
Plant and Equipment:		
Land, buildings and improvements	**45,923,054**	40,400,929
Machinery and equipment	**118,809,575**	84,480,366
Construction-in-process	**6,446,221**	4,816,097
	171,178,850	129,697,392
Less-Accumulated depreciation and amortization	**(60,316,540)**	(47,777,724)
	110,862,310	81,919,668
Other Assets:		
Long-term investments	**132,771,234**	153,016,195
Patents and other assets, net	**3,330,760**	2,636,980
	136,101,994	155,653,175
	$506,822,798	$428,128,693
LIABILITIES AND SHAREHOLDERS' INVESTMENT		
Current Liabilities:		
Accounts payable	**$ 9,378,937**	$ 9,328,155
Accrued liabilities:		
Salaries, wages and vacation	**2,219,079**	1,973,485
Income taxes	**1,947,404**	1,805,500
Royalties	**4,165,428**	3,684,822
Other	**3,274,556**	2,899,290
Total current liabilities	**20,985,404**	19,691,252
Deferred Income Taxes	**6,836,865**	6,333,880
Shareholders' Investment:		
Preferred stock, no par value, 5,000,000 shares authorized; none issued or outstanding	—	—
Common stock, par value $.06 per share; 100,000,000 shares authorized	**4,510,317**	4,457,465
Additional paid-in capital	**105,327,971**	92,132,617
Retained earnings	**368,430,152**	303,213,652
Deferred compensation	**(3,035,580)**	(2,532,327)
Unrealized gain on investments	**3,832,074**	4,874,928
Cumulative translation adjustment	**(64,405)**	(42,774)
Total shareholders' investment	**479,000,529**	402,103,561
	$506,822,798	$428,128,693

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income for the years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Net Sales	**$310,304,996**	$297,420,802	$262,155,498
Cost of Goods Sold	**188,301,693**	172,467,846	148,820,129
Gross profit	**122,003,303**	124,952,956	113,335,369
Operating Expenses:			
Research and development	**20,684,996**	16,900,659	13,755,318
Selling, general and administrative	**19,259,065**	17,641,306	14,057,560
Total operating expenses	**39,944,061**	34,541,965	27,812,878
Operating income	**82,059,242**	90,410,991	85,522,491
Other Income:			
Interest and dividend income	**13,283,546**	13,358,636	8,459,607
Other, net	**1,274,712**	753,439	2,233,658
Total other income	**14,558,258**	14,112,075	10,693,265
Income before provision for income taxes	**96,617,500**	104,523,066	96,215,756
Provision for Income Taxes	**31,401,000**	33,979,000	31,352,000
Net Income	**$ 65,216,500**	$ 70,544,066	$ 64,863,756
Earnings Per Share:			
Basic	**$ 0.87**	$ 0.95	$ 0.89
Diluted	**$ 0.86**	$ 0.93	$ 0.86

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Investment for the years ended December 31, 2001, 2000 and 1999

	Common Stock Shares	Common Stock Amount
BALANCE AS OF DECEMBER 31, 1998	72,258,917	$4,335,535
Issuance of common stock and the tax benefit of stock plan transactions	1,153,399	69,204
Amortization of deferred compensation	—	—
Comprehensive Income:		
Net income	—	—
Other comprehensive income:		
Foreign currency translation adjustment	—	—
Unrealized gain on investments, net of tax	—	—
Other comprehensive income	—	—
Comprehensive income	—	—
BALANCE AS OF DECEMBER 31, 1999	73,412,316	4,404,739
Issuance of common stock and the tax benefit of stock plan transactions	878,766	52,726
Amortization of deferred compensation	—	—
Comprehensive Income:		
Net income	—	—
Other comprehensive income:		
Foreign currency translation adjustment	—	—
Unrealized gain on investments, net of tax	—	—
Other comprehensive income	—	—
Comprehensive income	—	—
BALANCE AS OF DECEMBER 31, 2000	74,291,082	4,457,465
Issuance of common stock and the tax benefit of stock plan transactions	**880,869**	**52,852**
Amortization of deferred compensation	**—**	**—**
Comprehensive Income:		
Net income	**—**	**—**
Other comprehensive income:		
Foreign currency translation adjustment	**—**	**—**
Unrealized loss on investments, net of tax	**—**	**—**
Other comprehensive loss	**—**	**—**
Comprehensive income	**—**	**—**
BALANCE AS OF DECEMBER 31, 2001	**75,171,951**	**$4,510,317**

The accompanying notes are an integral part of these consolidated financial statements.

Additional Paid-In Capital	Comprehensive Income	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Income	Total Shareholders' Investment
$ 64,876,098		$ 167,805,830	$ (2,054,110)	$2,044,865	$ 237,008,218
14,794,203	—	—	(759,504)	—	14,103,903
—	—	—	742,975	—	742,975
—	$64,863,756	64,863,756	—	—	64,863,756
—	(26,505)	—	—	—	—
—	359,069	—	—	—	—
—	332,564	—	—	332,564	332,564
—	$65,196,320	—	—	—	—
79,670,301		232,669,586	(2,070,639)	2,377,429	317,051,416
12,462,316		—	(1,269,959)	—	11,245,083
—		—	808,271	—	808,271
—	$70,544,066	70,544,066	—	—	70,544,066
—	(53,566)	—	—	—	—
—	2,508,291	—	—	—	—
—	2,454,725	—	—	2,454,725	2,454,725
—	$72,998,791	—	—	—	—
92,132,617		303,213,652	(2,532,327)	4,832,154	402,103,561
13,195,354		**—**	**(1,444,019)**	**—**	**11,804,187**
—		**—**	**940,766**	**—**	**940,766**
—	**$65,216,500**	**65,216,500**	**—**	**—**	**65,216,500**
—	**(21,631)**	**—**	**—**	**—**	**—**
—	**(1,042,854)**	**—**	**—**	**—**	**—**
—	**(1,064,485)**	**—**	**—**	**(1,064,485)**	**(1,064,485)**
—	**$64,152,015**	**—**	**—**	**—**	**—**
$105,327,971		**$368,430,152**	**$(3,035,580)**	**$3,767,669**	**$479,000,529**

Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$ 65,216,500**	$ 70,544,066	$64,863,756
Adjustments to reconcile net income to net cash provided by operating activities –			
Depreciation and amortization	**15,192,818**	11,334,104	9,656,700
(Gain) loss on disposal of assets	**152,757**	5,026	(112,252)
Gain on sale of investments	**(1,595,634)**	(1,443,772)	(2,580,397)
Loss on sale of investments	**1,259,381**	2,068,229	1,068,288
Deferred income taxes	**1,035,648**	497,162	719,999
Amortization of deferred compensation	**940,766**	808,271	742,975
Change in operating assets and liabilities:			
Accounts receivable, net	**3,619,730**	(4,981,168)	(376,706)
Inventories	**(2,317,837)**	(2,112,335)	(1,248,758)
Prepaid expenses and other	**(3,374,477)**	(1,202,885)	(358,346)
Accounts payable	**50,782**	1,039,828	685,394
Accrued liabilities	**1,243,370**	2,181,213	937,927
Net cash provided by operating activities	**81,423,804**	78,737,739	73,998,580
CASH FLOWS FROM INVESTING ACTIVITIES:			
Activity in Held-To-Maturity Securities			
Sales Proceeds	**—**	952,230	—
Maturities and Calls	**25,658,600**	23,160,550	22,755,000
Purchases	**(28,828,709)**	(23,558,062)	(8,753,236)
Activity in Available-For-Sale Securities			
Sales Proceeds	**9,697,480**	7,023,476	9,431,697
Purchases	**(25,162,596)**	(34,284,618)	(69,912,210)
Plant and equipment additions	**(45,298,429)**	(21,617,088)	(21,968,447)
Proceeds from sale of plant and equipment	**1,248,287**	51,200	516,184
Increase in other assets	**(953,486)**	(742,899)	(971,246)
Net cash used for investing activities	**(63,638,853)**	(49,015,211)	(68,902,258)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Issuance of common stock and the tax benefit of stock plan transactions	**11,804,187**	11,245,083	14,103,903
Net cash provided by financing activities	**11,804,187**	11,245,083	14,103,903
NET INCREASE IN CASH AND CASH EQUIVALENTS	**29,589,138**	40,967,611	19,200,225
CASH AND CASH EQUIVALENTS, beginning of year	**110,195,583**	69,227,972	50,027,747
CASH AND CASH EQUIVALENTS, end of year	**$139,784,721**	$110,195,583	$ 69,227,972

The accompanying notes are an integral part of these consolidated financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

The Company. Gentex Corporation designs, develops, manufactures and markets proprietary electro-optical products: automatic rearview mirrors for the automotive industry and fire protection products for the commercial building industry. A substantial portion of the Company's net sales and accounts receivable result from transactions with domestic and foreign automotive manufacturers and tier one suppliers. The Company's fire protection products are primarily sold to domestic distributors and original equipment manufacturers of fire and security systems.

Significant accounting policies of the Company not described elsewhere are as follows:

Consolidation. The consolidated financial statements include the accounts of Gentex Corporation and all of its wholly-owned subsidiaries (together the "Company"). All significant intercompany accounts and transactions have been eliminated.

Cash Equivalents. Cash equivalents consist of funds invested in money market accounts.

Investments. Equity securities and U.S. Treasuries are available for sale and are stated at fair value based on quoted market prices. Adjustments to the fair value of available for sale investments are recorded as increases or decreases, net of income taxes, within accumulated other comprehensive income in shareholders' investment. Fixed income securities, excluding U.S. Treasuries, are considered held to maturity and, accordingly, are carried at amortized cost.

The amortized cost, unrealized gains and losses, and market value of securities held to maturity and available for sale are shown as of December 31, 2001 and 2000:

2001	Cost	Gains	Losses	Market Value
U.S. Treasuries	**$ 69,991,935**	**$ 2,172,456**	**$ —**	**$ 72,164,391**
Municipal	**27,008,487**	**227,952**	**(42,554)**	**27,193,885**
Other Fixed Income	**34,427,986**	**506,260**	**(7,375)**	**34,926,871**
Equity	**61,306,343**	**5,345,938**	**(1,622,895)**	**65,029,386**
	$192,734,751	**$8,252,606**	**$(1,672,824)**	**$199,314,533**
2000				
U.S. Treasuries	$ 80,010,620	$ 1,109,708	$ (5,062)	$ 81,115,266
Municipal	21,070,646	51,298	(29,381)	21,092,563
Other Fixed Income	27,095,719	175,666	(39,377)	27,232,008
Equity	45,586,289	7,130,465	(735,222)	51,981,532
	$ 173,763,274	$ 8,467,137	$ (809,042)	$ 181,421,369

Fixed income securities as of December 31, 2001, have contractual maturities as follows:

	Held to Maturity	U.S. Treasuries
Due within one year	$16,546,500	$48,239,263
Due between one and five years	44,598,954	21,752,672
Due over five years	291,019	—
	$ 61,436,473	$69,991,935

During 2000, the Company sold approximately $947,000 of securities classified as held to maturity for $952,000. The decision to sell these securities was based on deterioration in the credit worthiness of the issuer.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES, continued

Inventories. Inventories include material, direct labor and manufacturing overhead and are valued at the lower of first-in, first-out (FIFO) cost or market. Inventories consisted of the following as of December 31, 2001 and 2000:

	2001	2000
Raw materials	**$ 8,376,321**	$ 7,362,544
Work-in-process	**1,649,389**	1,488,326
Finished goods	**4,379,640**	3,236,643
	$14,405,350	$12,087,513

Plant and Equipment. Plant and equipment are stated at cost. Depreciation and amortization are computed for financial reporting purposes using the straight-line method, with estimated useful lives of 7 to 40 years for buildings and improvements, and 3 to 10 years for machinery and equipment.

Patents. The Company's policy is to capitalize costs incurred to obtain patents. The cost of patents is amortized over their useful lives. The cost of patents in process is not amortized until issuance. Accumulated amortization was approximately $2,333,000 and $2,095,000 at December 31, 2001 and 2000, respectively. In 2000, fully amortized patents with an original cost of approximately $3,200,000 were written off. Patent amortization expense was approximately $238,000, $355,000 and $71,000 in 2001, 2000, and 1999, respectively.

Revenue Recognition. The Company's revenue is generated primarily from sales of its products. Sales are recognized when the product is shipped and legal title has passed to the customer.

Advertising and Promotional Materials. All advertising and promotional costs are expensed as incurred and amounted to approximately $653,000, $932,000, and $808,000, in 2001, 2000, and 1999, respectively.

Repairs and Maintenance. Major renewals and improvements of property and equipment are capitalized, and repairs and maintenance are expensed as incurred. The Company incurred expenses relating to the repair and maintenance of plant and equipment of approximately $3,780,000, $3,182,000, and $2,535,000, in 2001, 2000, and 1999, respectively.

Self-Insurance. The Company is self-insured for a portion of its risk on workers' compensation and employee medical costs. The arrangements provide for stop loss insurance to manage the Company's risk. Operations are charged with the cost of claims reported and an estimate of claims incurred but not reported.

Earnings Per Share. The following table reconciles the numerators and denominators used in the calculations of basic and diluted earnings per share (EPS) for each of the last three years:

	2001	2000	1999
Numerators:			
Numerator for both basic and diluted EPS, net income	**$65,216,500**	$70,544,066	$64,863,756
Denominators:			
Denominator for basic EPS, weighted-average common shares outstanding	**74,778,518**	73,941,256	72,999,601
Potentially dilutive shares resulting from stock option plans	**1,093,268**	1,576,877	1,996,713
Denominator for diluted EPS	**75,871,786**	75,518,133	74,996,314

For the years ended December 31, 2001, 2000, and 1999, 490,508, 373,865, and 101,897 shares related to stock option plans were not included in diluted average common shares outstanding because their effect would be antidilutive.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES, continued

Other Comprehensive Income. Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income" establishes standards for reporting and display of comprehensive income and its components. Comprehensive income reflects the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For Gentex, comprehensive income represents net income adjusted for unrealized gains and losses on certain investments and foreign currency translation adjustments. The changes in the components of other comprehensive income (loss) are as follows:

Years Ended December 31,	**2001**		2000		1999	
	Pre-Tax Amount	**Tax Expense (Credit)**	Pre-Tax Amount	Tax Expense (Credit)	Pre-Tax Amount	Tax Expense (Credit)
Unrealized Gain (Loss) on Securities	**$(1,604,391)**	**$(561,537)**	$3,858,909	$1,350,618	$552,415	$193,346
Foreign Currency Translation Adjustments	**(33,278)**	**(11,647)**	(82,409)	(28,843)	(40,777)	(14,272)
Other Comprehensive Income (Loss)	**$ (1,637,669)**	**$(573,184)**	$3,776,500	$ 1,321,775	$511,638	$ 179,074

Foreign Currency Translation. The financial position and results of operations of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities are translated at the exchange rate in effect at year-end. Income statement accounts are translated at the average rate of exchange in effect during the year. The resulting translation adjustment is recorded as a separate component of shareholders' investment.

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards. In June 1998 and June 2000, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities – an amendment of SFAS No. 133", respectively, which establish accounting and reporting standards for all derivative instruments and hedging activities. These statements require an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those investments at fair value. Adoption of these pronouncements on January 1, 2001 had no effect on the Company's consolidated results of operations or financial position, because the Company does not hold derivative instruments or engage in hedging activities.

(2) LINE OF CREDIT

The Company has available an unsecured $5,000,000 line of credit from a bank at an interest rate equal to the lower of the bank's prime rate or 1.5% above the LIBOR rate. No borrowings were outstanding under this line in 2001 or 2000. No compensating balances are required under this line.

(3) INCOME TAXES

The provision for income taxes is based on the earnings reported in the accompanying consolidated financial statements. The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the cumulative temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred income tax expense is measured by the net change in deferred income tax assets and liabilities during the year.

The components of the provision for income taxes are as follows:

	2001	2000	1999
Currently payable:			
Federal	**$30,084,000**	$33,417,000	$30,173,000
State	**104,000**	65,000	459,000
Foreign	**177,000**	—	—
Total	**30,365,000**	33,482,000	30,632,000
Net deferred:			
Federal	**1,036,000**	497,000	720,000
Provision for income taxes	**$31,401,000**	$33,979,000	$31,352,000

The currently payable provision is further reduced by the tax benefits associated with the exercise, vesting or disposition of stock under the stock plans described in Note 6. These reductions totaled approximately $3,929,000, $4,878,000, and $6,415,000, in 2001, 2000, and 1999, respectively.

The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

	2001	2000	1999
Statutory federal income tax rate	**35.0 %**	35.0 %	35.0 %
State income taxes, net of federal income tax benefit	**0.1**	0.1	0.2
Foreign Sales Corporation exempted income	**(2.2)**	(2.0)	(1.5)
Tax-exempt investment income	**(0.3)**	(0.4)	(0.6)
Other	**(0.1)**	(0.2)	(0.5)
Effective income tax rate	**32.5 %**	32.5 %	32.6 %

The tax effect of temporary differences which give rise to deferred tax assets and liabilities at December 31, 2001 and 2000, are as follows:

	2001		2000	
	Current	**Non-Current**	Current	Non-Current
Assets:				
Accruals not currently deductible	**$1,073,408**	**$ 274,803**	$ 969,589	$ 262,203
Deferred compensation	**—**	**817,110**	—	635,326
Other	**1,098,961**	**7,920**	1,109,233	11,880
Total deferred tax assets	**2,172,369**	**1,099,833**	2,078,822	909,409

(3) INCOME TAXES, continued

	2001		2000	
	Current	**Non-Current**	Current	Non-Current
Liabilities:				
Excess tax over book depreciation	**—**	**(5,418,282)**	—	(4,257,983)
Patent costs	**—**	**(454,992)**	—	(360,345)
Unrealized gain/loss on investments	**—**	**(2,063,424)**	—	(2,624,961)
Other	**(257,916)**	**—**	(193,242)	—
Net deferred taxes	**$1,914,453**	**$(6,836,865)**	$1,885,580	$(6,333,880)

Income taxes paid in cash were approximately $26,546,000, $28,302,000, and $26,530,000, in 2001, 2000, and 1999, respectively.

(4) EMPLOYEE BENEFIT PLAN

The Company has a 401(k) retirement savings plan in which substantially all of its employees may participate. The plan includes a provision for the Company to match a percentage of the employee's contributions at a rate determined by the Company's Board of Directors. In 2001, 2000, and 1999, the Company's contributions were approximately $718,000, $620,000, and $526,000, respectively.

The Company does not provide health care benefits to retired employees.

(5) SHAREHOLDER PROTECTION RIGHTS PLAN

In March 2001, the Company's Board of Directors adopted an Amended and Restated Shareholder Protection Rights Plan (the Plan). The Plan is designed to protect shareholders against unsolicited attempts to acquire control of the Company in a manner that does not offer a fair price to all shareholders.

Under the Plan, one purchase Right automatically trades with each share of the Company's common stock. Each Right entitles a shareholder to purchase 1/100 of a share of junior participating preferred stock at a price of $110, if any person or group attempts certain hostile takeover tactics toward the Company. Under certain hostile takeover circumstances, each Right may entitle the holder to purchase the Company's common stock at one-half its market value or to purchase the securities of any acquiring entity at one-half their market value. Rights are subject to redemption by the Company at $.005 per Right and, unless earlier redeemed, will expire on March 29, 2011. Rights beneficially owned by holders of 15 percent or more of the Company's common stock, or their transferees, automatically become void.

(6) STOCK-BASED COMPENSATION PLANS

The Company has two stock option plans, including an employee stock option plan ("Employee Plan") and a non-employee directors stock option plan ("Director Plan"), and an employee stock purchase plan. The Company accounts for these plans in accordance with APB Opinion No. 25, as amended by FIN 44, "Accounting for Certain Transactions Involving Stock Compensation," under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the following pro-forma amounts:

(6) STOCK-BASED COMPENSATION PLANS, continued

		2001	2000	1999
Net Income:	As Reported	**$65,216,500**	$70,544,066	$64,863,756
	Pro Forma	**58,212,674**	64,500,375	60,394,893
EPS (diluted):	As Reported	**$ 0.86**	$ 0.93	$ 0.86
	Pro Forma	**0.77**	0.85	0.81

Because the Statement 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

The Company may sell up to 1,600,000 shares of stock to its employees under the Employee Stock Purchase Plan. The Company has sold to employees 45,463 shares, 47,023 shares, and 50,550 shares in 2001, 2000, and 1999, respectively, and has sold a total of 517,178 shares through December 31, 2001. The Company sells shares at 85% of the stock's market price at date of purchase. The weighted average fair value of shares sold in 2001 was approximately $20.75.

The Company may grant options for up to 9,000,000 shares under the Employee Plan. The Company has granted options on 6,487,710 shares through December 31, 2001. Under the Plan, the option exercise price equals the stock's market price on date of grant. The options vest after one to five years, and expire after five to seven years.

A summary of the status of the Company's employee stock option plan at December 31, 2001, 2000, and 1999, and changes during the years then ended is presented in the table and narrative below:

	2001		2000		1999	
	Shares (000)	**Wtd. Avg. Ex. Price**	Shares (000)	Wtd. Avg. Ex. Price	Shares (000)	Wtd. Avg. Ex. Price
Outstanding at Beginning of Year	**3,901**	**$18**	3,807	$13	4,145	$10
Granted	**1,017**	**26**	887	27	774	25
Exercised	**(754)**	**9**	(753)	7	(1,055)	6
Forfeited	**(20)**	**24**	(40)	20	(57)	13
Expired	**—**	**—**	—	—	—	—
Outstanding at End of Year	**4,144**	**21**	3,901	18	3,807	13
Exercisable at End of Year	**1,792**	**16**	1,736	12	1,660	9
Weighted Avg. Fair Value of Options Granted		**$13**		$13		$12

Options Outstanding and Exercisable by Price Range As of December 31, 2001

Options Outstanding				**Options Exercisable**	
Range of Exercise Prices	Shares Outstanding (000)	Remaining Contractual Life	Weighted Avg. Exercise Price	Shares Exercisable (000)	Weighted Avg. Exercise Price
$ 1 - $10	291	1	$ 8	286	$ 8
$11 - $20	1,443	2	15	1,023	14
$ 21 - $37	2,410	4	26	483	26
Total	4,144	3	$21	1,792	$16

(6) STOCK-BASED COMPENSATION PLANS, continued

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2001, 2000, and 1999, respectively: risk-free interest rates of 4.4, 4.8, and 5.9 percent; expected dividend yields of 0.0, 0.0 and 0.0 percent; expected lives of 5, 5 and 5 years; expected volatility of 54, 54, and 52 percent.

The Company may grant options for up to 2,000,000 shares under the Director Plan. The Company has granted options on 1,124,590 shares through December 31, 2001. Under the plan the option exercise price equals the stock's market price on date of grant. The Director Plan options vest after six months, and all expire after ten years.

A summary of the status of the Director Plan at December 31, 2001, 2000, and 1999, and changes during the years then ended is presented in the table and narrative below:

	2001		2000		1999	
	Shares (000)	**Wtd. Avg. Ex. Price**	Shares (000)	Wtd. Avg. Ex. Price	Shares (000)	Wtd. Avg. Ex. Price
Outstanding at Beginning of Year	**476**	**$ 9**	500	$ 7	512	$ 6
Granted	**25**	**27**	24	30	20	29
Exercised	**(32)**	**1**	(32)	1	(16)	1
Expired	**—**	**—**	(16)	1	(16)	1
Outstanding at End of Year	**469**	**10**	476	9	500	7
Exercisable at End of Year	**469**	**10**	472	9	500	7
Weighted Avg. Fair Value of Options Granted		**$20**		$21		$19

Options Outstanding and Exercisable by Price Range As of December 31, 2001

Options Outstanding				**Options Exercisable**	
Range of Exercise Prices	Shares Outstanding (000)	Remaining Contractual Life	Weighted Avg. Exercise Price	Shares Exercisable (000)	Weighted Avg. Exercise Price
$ 1 - $10	360	3	$ 6	360	$ 6
$11 - $31	109	8	25	109	25
	469	4	$10	469	$10

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2001, 2000, and 1999, respectively: risk-free interest rates of 5.1, 5.0, and 5.6 percent; expected dividend yields of 0.0, 0.0 and 0.0 percent; expected lives of 9, 9, and 9 years; expected volatility of 54, 54, and 52 percent.

(6) STOCK-BASED COMPENSATION PLANS, continued

In 2001, a restricted stock plan covering 1,600,000 shares expired, and a new restricted stock plan covering 500,000 shares of common stock was approved. The purpose of the plans is to permit grants of shares, subject to restrictions, to key employees of the Company as a means of retaining and rewarding them for long-term performance and to increase their ownership in the Company. Shares awarded under the plans entitle the shareholder to all rights of common stock ownership except that the shares may not be sold, transferred, pledged, exchanged or otherwise disposed of during the restriction period. The restriction period is determined by a committee, appointed by the Board of Directors, but may not exceed ten years. During 2001, 2000, and 1999, 57,800, 47,800, and 31,600 shares, respectively, were granted with restriction periods of four to six years at market prices ranging from $23.59 to $26.97 in 2001, $18.75 to $37.625 in 2000, and $20.72 to $33.063 in 1999. The related expense is reflected as a deferred compensation component of shareholders' investment in the accompanying consolidated financial statements and is being amortized over the applicable restriction periods.

(7) CONTINGENCIES

From time to time, the Company is subject to legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position or future results of operations of the Company.

(8) SEGMENT REPORTING

SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" requires that a public enterprise report financial and descriptive information about its reportable operating segments subject to certain aggregation criteria and quantitative thresholds. Operating segments are defined by SFAS No. 131 as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-makers in deciding how to allocate resources and in assessing performance.

(8) SEGMENT REPORTING, continued

	2001	2000	1999
Revenue:			
Automotive Products			
U.S.	**$153,685,309**	$154,972,098	$151,222,877
Germany	**63,245,473**	60,754,241	47,870,761
Other	**72,493,418**	60,127,795	41,979,787
Fire Protection Products	**20,880,796**	21,566,668	21,082,073
Total	**$310,304,996**	$297,420,802	$262,155,498
Operating Income:			
Automotive Products	**$ 78,041,939**	$ 86,218,950	$ 81,757,998
Fire Protection Products	**4,017,303**	4,192,041	3,764,493
Total	**$ 82,059,242**	$ 90,410,991	$ 85,522,491
Assets:			
Automotive Products	**$144,204,490**	$119,720,400	$ 101,257,610
Fire Protection Products	**3,779,501**	4,396,643	4,353,082
Other	**358,838,807**	304,011,650	232,062,078
Total	**$506,822,798**	$428,128,693	$ 337,672,770
Depreciation & Amortization:			
Automotive Products	**$ 13,699,709**	$ 10,349,325	$ 8,645,455
Fire Protection Products	**294,956**	315,018	323,477
Other	**1,198,153**	669,761	687,768
Total	**$ 15,192,818**	$ 11,334,104	$ 9,656,700
Capital Expenditures:			
Automotive Products	**$ 39,383,150**	$ 21,084,629	$ 19,279,715
Fire Protection Products	**280,251**	192,222	322,962
Other	**5,635,028**	340,237	2,365,770
Total	**$ 45,298,429**	$ 21,617,088	$ 21,968,447

Other assets are principally cash, investments, deferred income taxes, and corporate fixed assets.

Automotive Products revenues in the "Other" category are sales to U.S. automotive manufacturing plants in Canada, Mexico and other foreign automotive customers, primarily located in Japan. Virtually all non-U.S. sales are invoiced and paid in U.S. dollars; during 2001, approximately 1% of the Company's net sales were invoiced and paid in European euros.

During the years presented, the Company had three automotive customers, which individually accounted for 10% or more of net sales as follows:

Customer	#1	#2	#3
2001	**38%**	**18%**	*
2000	40%	20%	*
1999	44%	22%	11%

*Less than 10%

Report of Independent Auditors

To the Board of Directors and Shareholders of Gentex Corporation:

We have audited the accompanying consolidated balance sheets of Gentex Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' investment and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gentex Corporation and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Grand Rapids, Michigan
January 18, 2002

Stock Performance Summary

The following graph depicts the cumulative total return of the Company's common stock compared to the cumulative total return on The Nasdaq Stock Market® Index (all U.S. companies) and the Dow Jones Index for Automobile Parts and Equipment Companies (excluding tire and rubber makers). The graph assumes an investment of $100 on the last trading day in 1996, and reinvestment of dividends in all cases.

- Gentex Corporation
- The Nasdaq Stock Market® (U.S. Companies)
- Dow Jones Auto Parts & Equipment Companies (Excluding Tire and Rubber Makers)



$400
300
200
100
0
1996
1997
1998
1999
2000
2001

15-Year Summary of Financial Data

Summary of Operations For The Year	2001	2000	1999	1998	1997
Net Sales	**$310,305**	$297,421	$262,155	$222,292	$186,328
Cost of goods sold	**188,302**	172,468	148,820	131,901	118,941
Gross profit	**122,003**	124,953	113,335	90,391	67,387
Gross profit margin	**39.3%**	42.0 %	43.2 %	40.7 %	36.2 %
Research and development expenses	**20,685**	16,901	13,755	10,984	9,079
Selling, general & administrative expenses	**19,259**	17,641	14,058	12,065	10,825
Operating income	**82,059**	90,411	85,522	67,343	47,482
Percent of net sales	**26.4 %**	30.4 %	32.6 %	30.3 %	25.5 %
Interest expense	**—**	—	—	—	—
Interest and other income	**13,284**	14,112	10,693	7,320	4,707
Income before taxes	**96,618**	104,523	96,216	74,663	52,189
Percent of net sales	**31.1 %**	35.1 %	36.7 %	33.6 %	28.0 %
Income taxes	**31,401**	33,979	31,352	24,356	16,959
Tax rate	**32.5 %**	32.5 %	32.6 %	32.6 %	32.5 %
Net income	**65,217**	70,544	64,864	50,307	35,230
Percent of net sales	**21.0 %**	23.7 %	24.7 %	22.6 %	18.9 %
Return on average equity	**14.8 %**	19.6 %	23.4 %	24.5 %	23.4 %
Earnings per share – diluted	**$ 0.86**	$ 0.93	$ 0.86	$ 0.68	$ 0.49
Price/earnings ratio range	**40-21**	43-17	41-19	32-16	28-17
Weighted average common shares outstanding – diluted	**75,872**	75,518	74,996	73,617	71,962
Capital expenditures	**45,298**	21,617	21,968	24,596	16,383

Financial Position At Year-End	2001	2000	1999	1998	1997
Cash and short-term investments	**$205,644**	$138,443	$ 94,734	$ 74,063	$ 41,131
Long-term investments	**132,771**	153,016	125,817	78,744	70,291
Total current assets	**259,858**	190,556	138,216	115,357	75,919
Total current liabilities	**20,985**	19,691	16,470	14,847	14,591
Working capital	**238,873**	170,865	121,746	100,510	61,328
Plant and equipment – net	**110,862**	81,920	71,338	59,360	42,239
Total assets	**506,823**	428,129	337,673	254,890	189,783
Long-term debt, including current maturities	**—**	—	—	—	—
Shareholders' investment	**479,001**	402,104	317,051	237,008	173,205
Debt/equity ratio (including current maturities)	**—**	—	—	—	—
Common shares outstanding	**75,172**	74,291	73,412	72,259	70,798
Book value per share	**$ 6.37**	$ 5.41	$ 4.32	$ 3.28	$ 2.45

In thousands, except Gross profit margin, Percent of net sales on Income and Net Income, Tax rate, Return on average equity, Per share data, Price/earnings ratio and Debt/Equity ratio.
All per share data has been adjusted to reflect the two-for-one stock splits effected in the form of 100 percent common stock dividends issued to shareholders in June 1993, June 1996 and June 1998.

Total Assets (in millions)



$600
450
300
150
0
1997
1998
1999
2000
2001

Book Value Per Share



$8
6
4
2
0
1997
1998
1999
2000
2001

Shareholders' Investment (in millions)



$600
450
300
150
0
1997
1998
1999
2000
2001

1996	1995	1994	1993	1992	1991	1990	1989	1988	1987
$148,708	$111,566	$89,762	$63,664	$45,106	$26,893	$21,203	$23,759	$14,737	$13,795
93,583	67,767	51,319	38,452	28,949	18,080	14,535	16,115	9,983	8,957
55,125	43,799	38,443	25,212	16,157	8,813	6,668	7,644	4,754	4,838
37.1 %	39.3 %	42.8 %	39.6 %	35.8 %	32.8 %	31.4 %	32.2 %	32.3 %	35.1 %
7,538	5,958	4,904	4,176	3,840	2,308	1,702	1,375	692	698
15,748 [1]	12,879	10,567	7,182	5,458	4,628	4,450	3,569	3,087	2,303
31,840	24,962	22,972	13,854	6,860	1,876	516	2,700	975	1,837
21.4 %	22.4 %	25.6 %	21.8 %	15.2 %	7.0 %	2.4 %	11.4 %	6.6 %	13.3 %
—	—	—	8	173	511	499	224	—	21
3,642	2,969	1,698	900	874	1,295	1,165	592	73	117
35,482	27,931	24,670	14,746	7,561	2,660	1,183	3,069	1,048	1,933
23.9 %	25.0 %	27.5 %	23.2 %	16.8 %	9.9 %	5.6 %	12.9 %	7.1 %	14.0 %
11,519	9,036	8,204	4,901	2,495	794	65	979	366	780
32.5 %	32.4 %	33.3 %	33.2 %	33.0 %	29.8 %	5.5 %	31.9 %	34.9 %	40.4 %
23,963 [3]	18,895	16,466	9,845	5,066	1,654 [2]	1,118	2,090	682	1,153
16.1 %	16.9 %	18.3 %	15.5 %	11.2 %	6.1 %	5.3 %	8.8 %	4.6 %	8.4 %
21.5 %[3]	22.7 %	27.2 %	23.2 %	15.9 %	6.1 %	4.5 %	12.2 %	9.1 %	17.8 %
$ 0.34 [3]	$ 0.28	$ 0.24	$ 0.15	$ 0.08	$ 0.03	$ 0.02	$ 0.04	$ 0.01	$ 0.02
40-16	25-14	36-19	60-17	41-21	64-23	95-34	47-15	43-29	32-12
71,025	68,511	67,975	66,975	64,382	62,133	61,167	54,091	47,324	46,935
16,424	4,862	6,160	3,393	4,192	2,218	2,401	4,106	2,824	808

$ 48,534	$ 34,277	$19,331	$13,307	$ 7,751	$14,294	$10,914	$14,138	$ 542	$ 2,102
33,945	32,146	26,282	13,612	6,981	4,330	6,060	1,090	—	—
72,696	68,611	36,685	27,067	17,812	20,763	15,643	20,117	5,750	6,335
11,361	14,050	8,986	5,530	4,044	8,636	1,685	1,854	2,178	1,431
61,335	42,011	27,699	21,537	13,768	12,127	13,958	18,263	3,572	4,904
31,575	18,942	17,173	13,699	12,504	10,125	9,350	8,003	4,774	2,500
140,378	109,244	80,739	55,191	40,256	37,231	33,877	35,529	10,720	9,012
—	—	—	—	—	6,095	6,114	6,131	378	269
127,804	94,672	71,375	49,547	35,450	28,195	25,940	24,249	7,908	7,088
—	—	—	—	—	22	24	25	5	4
69,499	67,583	66,038	64,847	63,509	62,129	61,112	60,364	47,523	47,087
$ 1.84	$ 1.40	$ 1.08	$ 0.76	$ 0.56	$ 0.45	$ 0.42	$ 0.40	$ 0.17	$ 0.15

[1] *Includes litigation settlements of $4,000,000 in 1996.*
[2] *Includes a non-recurring, extraordinary, after-tax charge of $221,000, or one cent per share, due to the costs associated with the mandatory redemption of $6 million in Industrial Development Revenue Bonds.*
[3] *Excluding the patent litigation settlement, net income would have been $26,643,000; earnings per share would have been $0.38; and ROE would have been 24.0%.*

Corporate Data

Corporate Headquarters

Gentex Corporation
600 N. Centennial Street
Zeeland, Michigan 49464
616-772-1800

Analyst/Investor Contact

Connie Hamblin
Corporate Secretary
Gentex Corporation
600 N. Centennial Street
Zeeland, Michigan 49464
616-772-1800

Legal Counsel

Varnum Riddering, Schmidt and Howlett LLP
Bridgewater Place
333 Bridge Street, N.W.
Grand Rapids, Michigan 49503

Auditors

Ernst & Young LLP
Suite 1000
171 Monroe Avenue, N.W.
Grand Rapids, Michigan 49503

Form 10-K

The Company's Annual Report filed with the Securities Exchange Commission on Form 10-K will be provided without charge to any shareholder upon written request. It is also available electronically through the Company's Web site at http://www.gentex.com.

Gentex Common Stock

The Company's common stock trades on The Nasdaq Stock Market® under the symbol GNTX. The common stock has traded over the counter since December 1981. As of March 1, 2002, the Company's 75,357,181 shares of common stock were owned by 2,390 recordholders.

The Company does not have a direct stock purchase plan. Shares of the Company's common stock must be purchased through a stock broker or other registered securities representative.

Inquiries or address changes related to stock certificates should be directed to American Stock Transfer & Trust Company at the address below.

Transfer Agent

American Stock Transfer
& Trust Company
40 Wall Street
New York, New York 10005
718-921-6820

Annual Meeting

The Annual Meeting of Shareholders of Gentex Corporation will be held at 4:30 p.m. EDST, Thursday, May 9, 2002, at the Amway Grand Plaza Hotel, Ambassador Ballroom, Pearl at Monroe, Grand Rapids, Michigan.

Gentex Market Makers

As of March 1, 2002
A.G. Edwards & Sons, Inc.
AM Capital, LLC
Archipelago, LLC
Banc of America Securities
Bear, Stearns & Company, Inc.
B-Trade Services, LLC
Cantor, Fitzgerald & Company
Cincinnati Stock Exchange
Credit Suisse First Boston Corporation
Deutsche Banc Alex Brown
Fahnestock & Company, Inc.
First Union Capital Markets
Fleet Trading/Div. Fleet Securities
Herzog, Heine, Geduld, Inc.
Instinet Corporation
Island System Corporation
J.J.B. Hilliard, W.L. Lyons
Jefferies & Company, Inc.
JPMSI
Knight Securities, L.P.
Lehman Brothers Inc.
MARKETXT, Inc.
McDonald Investments Inc.
Merrill Lynch, Pierce, Fenner
Midwest Research First Tennessee
Morgan Stanley & Company, Inc.
Natcity Investments, Inc.
Prudential Securities, Inc.
Raymond, James & Associates
REDIBook ECN, LLC
Robert W. Baird & Company, Inc.
Salomon Smith Barney, Inc.
Schwab Capital Markets
Sherwood Securities Corporation
Southwest Securities, Inc.
Spear, Leeds & Kellogg
Sun Trust Capital Markets, Inc.
The Brut ECN, LLC
Weeden and Company, Inc.
William Blair & Company

Directors and Officers



OFFICERS (shown left to right)

Fred Bauer, 59
Chairman of the Board and Chief Executive Officer

Kenneth La Grand, 61
Executive Vice President

Garth Deur, 45
Senior Vice President

Jim Hollars, 57
Senior Vice President, International

Dennis Alexejun, 50
Vice President, North American Automotive Marketing

John Carter, 54
Vice President, Engineering/Mechanical

Scott Edwards, 48
Vice President, Fire Protection Products

Tom Guarr, 44
Vice President, Chemical Research

Enoch Jen, 50
Vice President, Finance and Treasurer

Bob Knapp, 54
Vice President, Electrical Engineering

Tom Ludema, 52
Vice President, Quality Assurance

John Mulder, 65
Vice President, Customer Relations

Bill Ryckbost, 48
Vice President, Purchasing and Logistics

Bill Tonar, 50
Vice President, Advanced Materials and Process Development

John Van Haitsma, 58
Vice President, Human Resources

Connie Hamblin, 40
Corporate Secretary and Director, Corporate Communications

DIRECTORS

Fred Bauer, 59
Chairman of the Board and Chief Executive Officer, Gentex Corporation
Zeeland, Michigan

Mickey Fouts, 70
Chairman of the Board
Equity Services Company (investment services)
Castle Rock, Colorado

Kenneth La Grand, 61
Executive Vice President, Gentex Corporation
Zeeland, Michigan

Arlyn Lanting, 61
Vice President, Finance
Aspen Enterprises, Ltd. (real estate investments)
Grand Rapids, Michigan

John Mulder, 65
Vice President Customer Relations
Gentex Corporation
Livonia, Michigan

Frederick Sotok, 67
Retired Executive Vice President and Chief Operating Officer Prince Corporation (manufacturer of automotive interior parts that was acquired by Johnson Controls, Inc. in 1996) Holland, Michigan

Ted Thompson, 72
Retired Chairman of the Board
X-Rite Incorporated
(manufacturer of light and color-measuring instruments)
Grandville, Michigan

Leo Weber, 72
Retired President
Robert Bosch Corporation
(manufacturer of sophisticated automotive components)
Farmington Hills, Michigan

GENTEX
CORPORATION

A Smarter Vision®

600 North Centennial Street
Zeeland, Michigan 49464
Phone: 616.772.1800
Fax: 616.772.7348
Website: www.gentex.com

Printed in USA